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RISK FACTORS THAT MAY AFFECT RESULTS

    This Annual Report on Form 10-K contains forward-looking statements. For this purpose, any statements contained in this Report that are not statements of historical fact may be deemed to be forward-looking statements. Words such as "believes," "anticipates," "plans," "expects," "intends," and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause the Company's actual results to differ materially from those indicated by such forward-looking statements. These factors include, without limitation, those set forth below and elsewhere in this Annual Report on Form 10-K.

    WE HAVE NOT SUCCESSFULLY DEVELOPED ANY PRODUCTS TO DATE AND IF WE DO NOT SUCCESSFULLY COMMERCIALIZE ANY PRODUCTS WE WILL NOT BE PROFITABLE

    To date, we have engaged primarily in research and development activities. We have not yet completed the development of, conducted significant clinical trials with respect to, or marketed any of our potential products. If we are not successful in developing and commercializing any products then we will never become profitable.

    Neither we, nor any other company, has successfully developed and sold the types of products we plan to develop using our technologies. The products that we are developing will require additional research and development, extensive preclinical studies and clinical trials and regulatory approval prior to any commercial sales. In particular, we may need to successfully develop multiple novel technologies in order to complete development of our AlloMune and XenoMune Systems. Moreover, these products may not be effective in solving any of our targeted disorders or may prove to have undesirable or unintended side effects, toxicities or other characteristics that may prevent or limit commercial use.

    OUR IMMUNOCOGNANCE TECHNOLOGY IS COMPLEX AND NOVEL AND THERE ARE UNCERTAINTIES AS TO THE EFFECTIVENESS OF THIS TECHNOLOGICAL APPROACH

    Our ImmunoCognance technology is complex and novel. MEDI-507 and the AlloMune System have been tested in relatively few patients and we may not be able to demonstrate the clinical benefits of these products. Furthermore, our XenoMune System is based upon technologies which, to our knowledge, have never been implanted in humans, including by us. Our technological approaches may not enable us to successfully develop and commercialize any products. Even if our technological approaches are successful, we will need to undertake substantial additional work to translate our discoveries into products.

    Our XenoMune System is based upon the transplantation of organs from miniature swine into humans. We have little precedent for this procedure and previous attempts by others in the xenotransplantation, or inter-species transplantation, field have not been successful. No xenotransplantation approaches have been approved by the United States Food and Drug Administration, or FDA, for humans.

    WE ARE DEPENDENT ON MEDIMMUNE AND NOVARTIS AND OTHER COLLABORATIVE PARTNERS TO DEVELOP, CONDUCT CLINICAL TRIALS ON, OBTAIN REGULATORY APPROVALS FOR, AND MANUFACTURE, MARKET, AND SELL OUR PRINCIPAL PRODUCTS

    We conduct most of our development activities, and plan to conduct most of our commercialization activities, through collaborations. The success of these collaborations is heavily dependent on the efforts and activities of our collaborative partners. Our agreements with our collaborative partners allow them significant discretion in determining the efforts and resources that they will apply to the collaboration. Our existing and any future collaborations may not be scientifically or commercially successful.

    The risks that we face in connection with these collaborations include:

    - Novartis is independently developing, and our other current and any future partners may independently develop, products that may be competitive with the products they are developing in collaboration with us, which could affect their commitment to the collaboration with us.

    - Our existing collaborations are subject to termination without cause and on short notice under certain circumstances. If our collaborative partners terminate their collaborations with us, it could make it difficult for us to attract new collaborative partners or adversely affect the perception of us in the business and financial communities.

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    - If MedImmune, Novartis or any of our other collaborative partners were to breach or terminate an agreement with us, reduce its funding or otherwise fail to conduct the collaboration successfully, we could be required to devote additional internal resources to the program that is the subject of the collaboration, scale back or terminate the program or seek an alternative partner.

    - Our collaborative partners may pursue higher priority programs or change the focus of their development programs, which could affect the collaborative partners' commitment to us. Pharmaceutical companies have historically re-evaluated their development priorities following mergers and consolidations, which have been common in recent years in these industries.

    - After a product has been approved for marketing, any reductions in marketing or sales efforts or a discontinuation of marketing or sales of such product by our collaborative partners would reduce our revenues, which will be based on a percentage of net sales by the collaborative partner. For example, we are entitled to receive royalties on MEDI-507, a product proprietary to MedImmune for stand-alone indications. The amount of any royalties earned under this arrangement is entirely dependent on the efforts of MedImmune to develop and market MEDI-507.

    THE PROGRESS OF OUR XENOMUNE SYSTEM DEVELOPMENT COULD BE DELAYED BY DISRUPTIONS IN OUR SUPPLY OF MINIATURE SWINE

    Our XenoMune System is based upon a herd of genetically engineered, miniature swine. Although our miniature swine are located at several different facilities, a disease epidemic or other catastrophe could destroy all or a portion of the miniature swine herd, which would interrupt or significantly delay the research, development and commercialization of any XenoMune System product under development. In addition, Charles River Laboratories is currently the only supplier of miniature swine and miniature swine organs used in our XenoMune System research. In the event that Charles River terminates or breaches its agreement with us, we may not have the resources or capabilities to maintain the miniature swine herds ourselves.

    WE FACE SUBSTANTIAL COMPETITION, WHICH MAY RESULT IN OTHERS DISCOVERING, DEVELOPING OR COMMERCIALIZING PRODUCTS BEFORE OR MORE SUCCESSFULLY THAN WE DO

    The products being developed by us compete with existing and new products being created by pharmaceutical, biopharmaceutical and biotechnology companies, as well as universities and other research institutions. Many of our competitors are substantially larger than we are and have substantially greater capital resources, research and development staffs and facilities than we have. Furthermore, many of our competitors are more experienced in product development and commercialization, obtaining regulatory approvals and product manufacturing. As a result, they may develop competing products more rapidly and at less cost. In addition, our competitors may discover, develop and commercialize products which render non-competitive or obsolete the products that we or our collaborative partners are seeking to develop and commercialize.

    THE MARKET MAY NOT BE RECEPTIVE TO OUR PRODUCTS UPON THEIR INTRODUCTION

    The commercial success of our products that are approved for marketing will depend upon their acceptance by the medical community and third party payors as clinically useful, cost effective and safe. All of the products that we are developing are based upon new technologies or therapeutic approaches. As a result, it may be more difficult for us to achieve market acceptance of our products.

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    Other factors that we believe will materially affect market acceptance of our products and services include:

    - The timing of receipt of marketing approvals and the countries in which such approvals are obtained,

    - the safety, efficacy and ease of administration of the product,

    - the success of physician education programs, and

    - the availability of government and third party payor reimbursement of our products.

    WE HAVE INCURRED SUBSTANTIAL LOSSES, WE EXPECT TO CONTINUE TO INCUR LOSSES AND WE WILL NOT BE SUCCESSFUL UNTIL WE REVERSE THIS TREND

    We have incurred losses in each year since our founding in 1990. We expect to continue to incur operating losses for the foreseeable future.

    To date, substantially all of our revenues have been generated from payments from our collaborative partners such as Novartis and MedImmune. In 1999, all of our revenues other than interest income were from our collaboration with Novartis. We have not received any revenues from the sale of products. We anticipate that it will be a number of years, if ever, before we will receive revenues from product sales or royalties.

    We expect to increase our spending significantly as we continue to expand our research and development programs and commercialization activities. As a result, we will need to generate significant revenues in order to achieve profitability. We cannot be certain whether or when this will occur because of the significant uncertainties that affect our business.

    WE MAY REQUIRE ADDITIONAL FINANCING, WHICH MAY BE DIFFICULT TO OBTAIN AND MAY DILUTE YOUR OWNERSHIP INTEREST IN US

    We will require substantial funds to conduct research and development, including preclinical testing and clinical trials of our AlloMune and XenoMune Systems, and to manufacture and market any products that are approved for commercial sale. Our future capital requirements will depend on many factors, including the following:

    - continued progress in our research and development programs, as well as the magnitude of these programs,

    - the resources required to successfully complete our clinical trials,

    - the time and costs involved in obtaining regulatory approvals,

    - the cost of manufacturing and commercialization activities,

    - the cost of any additional facilities requirements,

    - the timing, receipt, and amount of milestone and other payments from collaborative partners,

    - the timing, receipt, and amount of sales and royalties from our potential products in the market, and

    - the costs involved in preparing, filing, prosecuting, maintaining, and enforcing patent claims and other patent-related costs, including litigation costs and the costs of obtaining any required licenses to technologies.

    We may seek additional funding through collaborative arrangements and public or private financings. Additional financing may not be available to us on acceptable terms or at all.

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    If we raise additional funds by issuing equity securities, further dilution to our then existing stockholders will result. In addition, the terms of the financing may adversely affect the holdings or the rights of such stockholders. If we are unable to obtain funding on a timely basis, we may be required to significantly curtail one or more of our research or development programs. We also could be required to seek funds through arrangements with collaborative partners or others that may require us to relinquish rights to certain of our technologies, product candidates, or products which we would otherwise pursue on our own.

    IF OUR CLINICAL TRIALS ARE NOT SUCCESSFUL, WE WILL NOT BE ABLE TO DEVELOP AND COMMERCIALIZE ANY RELATED PRODUCTS

    In order to obtain regulatory approvals for the commercial sale of our future products, we and our collaborative partners will be required to complete extensive clinical trials in humans to demonstrate the safety and efficacy of the products. We have limited experience in conducting clinical trials.

    The submission of an Investigational New Drug Application may not result in FDA authorization to commence clinical trials. If clinical trials begin, we or our collaborative partners may not complete testing successfully within any specific time period, if at all, with respect to any of our products. Furthermore, we, our collaborative partners, or the FDA, may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to unacceptable health risks. Clinical trials, if completed, may not show any potential product to be safe or effective. Thus, the FDA and other regulatory authorities may not approve any of our potential products for any indication.

    The rate of completion of clinical trials is dependent in part upon the rate of enrollment of patients. Patient enrollment is a function of many factors, including the size of the patient population, the proximity of patients to clinical sites, the eligibility criteria for the study, and the existence of competitive clinical trials. In particular, the patient population for some of our potential products is small. Delays in planned patient enrollment may result in increased costs and program delays.

    We are dependent upon MedImmune to conduct clinical trials with respect to MEDI-507, Novartis to conduct clinical trials for the development of xenotransplantation products, and we may become dependent upon other third parties to conduct future clinical trials of our AlloMune and XenoMune Systems and any other products. We will have less control over such clinical trials than if we were conducting the trials directly. As a result, these trials may not begin or be completed as we would have planned them.

    WE MAY NOT OBTAIN REGULATORY APPROVALS; THE APPROVAL PROCESS IS COSTLY AND LENGTHY

    We must obtain regulatory approval for our ongoing development activities and before marketing or selling any of our future products. We may not receive regulatory approvals to conduct clinical trials of our products or to manufacture or market our products. In addition, regulatory agencies may not grant such approvals on a timely basis or may revoke previously granted approvals.

    The process of obtaining FDA and other required regulatory approvals is lengthy and expensive. The time required for FDA and other clearances or approvals is uncertain and typically takes a number of years, depending on the complexity and novelty of the product. Our analysis of data obtained from preclinical and clinical activities is subject to confirmation and interpretation by regulatory authorities, which could delay, limit or prevent regulatory approval. Any delay in obtaining or failure to obtain required clearance or approvals could materially adversely affect our ability to generate revenues from the affected product. We have only limited experience in filing and prosecuting applications necessary to gain regulatory approvals.

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    There is limited regulatory precedent for the approval of products based upon the technologies that we are employing to develop products. For example, the FDA has not yet established definitive and comprehensive regulatory guidelines for xenotransplantation. Because the AlloMune and XenoMune Systems are based on new technologies and new therapeutic approaches that have not been extensively tested in humans, the regulatory requirements governing these types of products may be more rigorous than for conventional products. As a result, we may experience a longer regulatory process in connection with any products that we develop based on these new technologies or new therapeutic approaches. For example, the FDA has not yet established final or comprehensive guidelines for xenotransplantation.

    We also are subject to numerous foreign regulatory requirements governing the design and conduct of the clinical trials and the manufacturing and marketing of our future products. The approval procedure varies among countries. The time required to obtain foreign approvals often differs from that required to obtain FDA approvals. Moreover, approval by the FDA does not ensure approval by regulatory authorities in other countries.

    All of the foregoing regulatory risks also are applicable to development, manufacturing and marketing undertaken by our collaborative partners or other third parties.

    EVEN IF WE OBTAIN MARKETING APPROVAL, OUR PRODUCTS WILL BE SUBJECT TO ONGOING REGULATORY REVIEW WHICH WILL BE EXPENSIVE AND MAY EFFECT OUR ABILITY TO SUCCESSFULLY COMMERCIALIZE OUR PRODUCTS

    Even if we receive regulatory approval of a product, such approval may be subject to limitations on the indicated uses for which the product may be marketed, which may limit the size of the market for the product or contain requirements for costly post-marketing follow-up studies. With respect to products for which we have obtained marketing approval, we, the manufacturer of the product if other than us, and the manufacturing facilities will be subject to continual review and periodic inspections by the FDA and other regulatory authorities. The subsequent discovery of previously unknown problems with the product, such as the presence of porcine endogenous retrovirus, also known as PERV, in porcine (swine) cells or clinical trial subjects, or with the manufacturer or facility, may result in restrictions on the product or manufacturer, including withdrawal of the product from the market.

    If we fail to comply with applicable regulatory requirements, we may be subject to fines, suspension or withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions, and criminal prosecution.

    WE MAY NOT BE ABLE TO OBTAIN PATENT PROTECTION FOR OUR DISCOVERIES AND WE MAY INFRINGE PATENT RIGHTS OF THIRD PARTIES

    The patent positions of pharmaceutical and biotechnology companies, including us, are generally uncertain and involve complex legal, scientific and factual questions.

    Our success depends in significant part on our ability to:

    - obtain patents,

    - protect trade secrets,

    - operate without infringing upon the proprietary rights of others, and

    - prevent others from infringing on our proprietary rights.

    Patents may not issue from any patent applications that we own or license. If patents do issue, the claims allowed may not be sufficiently broad to protect our technology. In addition, issued patents that we own or license may be challenged, invalidated or circumvented. Our patents also may not afford us protection against competitors with similar technology. Because patent applications in the United States

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are maintained in secrecy until patents issue, third parties may have filed or maintained patent applications for technology used by us or covered by our pending patent applications without our being aware of these applications.

    We may not hold proprietary rights to certain patents related to our proposed products. In some cases, these patents may be owned or controlled by third parties. As a result, we or our collaborative partners may be required to obtain licenses under third party patents to market certain of our proposed products or services. If licenses are not available to us on acceptable terms, we or our collaborative partners will not be able to market these products or services.

    WE MAY NOT BE ABLE TO KEEP OUR TRADE SECRETS CONFIDENTIAL

    We also rely significantly upon unpatented proprietary technology, information, processes and know how. For example, there are no patents and only patent applications covering the miniature swine which are supplied to us for use in our XenoMune System research. We seek to protect this information by confidentiality agreements with our employees, consultants and other third party contractors as well as through other security measures. These confidentiality agreements may be breached, and we may not have adequate remedies for any such breach. In addition, our trade secrets may otherwise become known or be independently developed by competitors.

    WE MAY BECOME INVOLVED IN EXPENSIVE PATENT LITIGATION OR OTHER INTELLECTUAL PROPERTY PROCEEDINGS WHICH COULD RESULT IN LIABILITY FOR DAMAGES OR STOP OUR DEVELOPMENT AND COMMERCIALIZATION EFFORTS

    There has been substantial litigation and other proceedings regarding the complex patent and other intellectual property rights in the pharmaceutical and biotechnology industries. We may become a party to patent litigation or other proceedings regarding intellectual property rights.

    Other types of situations in which we may become involved in patent litigation or other intellectual property proceedings include:

    - We may initiate litigation or other proceedings against third parties to enforce our patent rights.

    - We may initiate litigation or other proceedings against third parties to seek to invalidate the patents held by such third parties or to obtain a judgment that our products or services do not infringe such third parties' patents.

    - If our competitors file patent applications that claim technology also claimed by us, we may participate in interference or opposition proceedings to determine the priority of invention.

    - If third parties initiate litigation claiming that our processes or products infringe their patent or other intellectual property rights, we will need to defend against such claims.

    The cost to us of any patent litigation or other proceeding, even if resolved in our favor, could be substantial. Some of our competitors may be able to sustain the cost of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. If a patent litigation or other intellectual property proceeding is resolved unfavorably to us, we or our collaborative partners may be enjoined from manufacturing or selling our products and services without a license from the other party and be held liable for significant damages. We may not be able to obtain any required license on commercially acceptable terms or at all.

    Uncertainties resulting from the initiation and continuation of patent litigation or other proceedings could have a material adverse effect on our ability to compete in the marketplace. Patent litigation and other proceedings may also absorb significant management time.

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    WE COULD LOSE IMPORTANT LICENSE RIGHTS IN CERTAIN CIRCUMSTANCES

    We are a party to technology in-licenses that are important to our business and expect to enter into additional licenses in the future. These licenses impose various commercialization, sublicensing, royalty, insurance and other obligations on us. If we fail to comply with these requirements, the licensors will have the right to terminate these licenses.

    We have no sales, marketing and distribution experience and capabilities. We plan to rely significantly on sales, marketing and distribution arrangements with our collaborative partners and other third parties for the products that we are developing. For example, we have granted to MedImmune exclusive marketing rights to MEDI-507 and have granted to Novartis exclusive worldwide marketing rights for our XenoMune System for certain technologies. The terms of any future arrangements may not be favorable to us. In addition, we may have limited or no control over the sales, marketing and distribution activities of these third parties. Our future revenues will be materially dependent upon the success of the efforts of these third parties.

    WE HAVE NO SALES AND MARKETING EXPERIENCE AND CAPABILITIES

    If in the future we determine to perform sales, marketing and distribution functions ourselves, we would face a number of additional risks, including:

    - we may not be able to attract and build a significant marketing staff or sales force,

    - the cost of establishing a marketing staff or sales force may not be justifiable in light of any product revenues, and

    - our direct sales and marketing efforts may not be successful.

    WE HAVE LIMITED MANUFACTURING CAPABILITIES AND WILL BE DEPENDENT ON THIRD PARTY MANUFACTURERS

    We have limited manufacturing experience and no commercial or pilot scale manufacturing capabilities. In order to continue to develop products, apply for regulatory approvals and, ultimately, commercialize any products, we will need to develop, contract for, or otherwise arrange for the necessary manufacturing capabilities.

    We currently rely upon third parties to produce material for preclinical and clinical testing purposes and expect to continue to do so in the future. We also expect to rely upon third parties, including our collaborative partners, to produce materials required for the commercial production of certain of our products if we succeed in obtaining necessary regulatory approvals. There are a limited number of manufacturers that operate under the FDA's regulations for good manufacturing practices which are capable of manufacturing for us. If we are unable to arrange for third party manufacturing of our products, or to do so on commercially reasonable terms, we may not be able to complete development of our products or market them.

    To the extent that we enter into manufacturing arrangements with third parties, we are dependent upon these third parties to perform their obligations in a timely manner. If such third party suppliers fail to perform their obligations, we may be adversely affected in a number of ways, including:

    - we may not be able to meet commercial demands for our products,

    - we may not be able to initiate or continue clinical trials of products that are under development, and

    - we may be delayed in submitting applications for regulatory approvals for our products.

    We may in the future determine to manufacture certain of our products in our own manufacturing facilities. We will require substantial additional funds and need to recruit qualified personnel in order

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to build or lease and operate any manufacturing facilities. We may not be able to successfully develop our own manufacturing capabilities. Moreover, it may be very costly and time consuming for us to develop such capabilities.

    The manufacture of products by us and our collaborative partners and suppliers is subject to regulation by the FDA and comparable agencies in foreign countries. Delay in complying or failure to comply with such manufacturing requirements could materially adversely affect the marketing of our products.

    IF WE FAIL TO OBTAIN AN ADEQUATE LEVEL OF REIMBURSEMENT FOR OUR FUTURE PRODUCTS OR SERVICES BY THIRD PARTY PAYORS, THERE MAY BE NO COMMERCIALLY VIABLE MARKETS FOR OUR PRODUCTS

    The availability of reimbursement by governmental and other third party payors affects the market for any pharmaceutical product. These third party payors continually attempt to contain or reduce the costs of healthcare by challenging the prices charged for medical products. In certain foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. We may not be able to sell our products profitably if reimbursement is unavailable or limited in scope or amount. Currently, no reimbursement plan exists for the costs associated with our AlloMune and XenoMune Systems.

    In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system. Further proposals are likely. The potential for adoption of these proposals affects or will affect our ability to raise capital, obtain additional collaborative partners and market our products.

    If we or our collaborative partners obtain marketing approval for our products, we expect to experience pricing pressure due to the trend toward managed health care, the increasing influence of health maintenance organizations and additional legislative proposals.

    WE COULD BE EXPOSED TO SIGNIFICANT LIABILITY CLAIMS IF WE ARE UNABLE TO OBTAIN INSURANCE AT ACCEPTABLE COSTS OR OTHERWISE TO PROTECT US AGAINST POTENTIAL PRODUCT LIABILITY CLAIMS

    We may be subjected to product liability claims that are inherent in the testing, manufacturing, marketing and sale of human health care products. These claims could expose us to significant liabilities that could prevent or interfere with the development or commercialization of our products. Product liability claims could require us to spend significant time and money in litigation or to pay significant damages. Product liability insurance is generally expensive for biopharmaceutical companies such as ours. Although we maintain limited product liability insurance coverage for the clinical trials of our products, it is possible that we will not be able to obtain further product liability insurance on acceptable terms, if at all, and that insurance subsequently obtained will not provide adequate coverage against all potential claims.

    OUR GROWTH COULD BE LIMITED IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY PERSONNEL AND CONSULTANTS

    Our success is substantially dependent on the ability, experience and performance of our senior management and other key personnel and consultants. If we lose one or more of the members of our senior management or other key employees or consultants, our business and operating results could be seriously harmed. None of the members of our senior management or other key employees are bound by a long-term employment agreement with us. With respect to the development of our XenoMune System, we depend in large part on the efforts of Dr. David H. Sachs, chairman of our scientific advisory board. We currently have a consulting contract with Dr. Sachs which may be terminated by him at any time upon 30 days' written notice.

    In addition, our future success will depend heavily on our ability to continue to hire, train, retain and motivate additional skilled managerial and scientific personnel. The pool of personnel with the skills that we require is limited. Competition to hire from this limited pool is intense.

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